 Exhibit 99.1

Baozun Announces Results of Extraordinary General Meeting of Shareholders

SHANGHAI, CHINA - Oct. 21, 2022 - Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that its extraordinary general meeting of shareholders (the “EGM”) was held in Shanghai on Friday, October 21, 2022, at 10:00 a.m., Hong Kong time (or 10:00 p.m. on Thursday, October 20, 2022, New York time), and all the proposed resolutions set out in the notice and circular of EGM were duly passed at the EGM.

All necessary shareholders’ approval in respect of the Company’s proposed conversion to primary listing on The Stock Exchange of Hong Kong Limited (the “Proposed Conversion”) has been obtained at the EGM. From the date of this announcement until the effective date of the Proposed Conversion, which is expected to be November 1, 2022 (the “Effective Date”), the Company will continue to make the necessary arrangements to facilitate compliance with all applicable laws, regulation and stock exchange rules as a dual-primary listed issuer on The Stock Exchange of Hong Kong Limited and the Nasdaq Global Select Market upon the Effective Date.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Baozun’s filings with the Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this announcement and in the attachments is as of the date of the announcement, and Baozun undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com